UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Governance

Two directors representing employees join Veolia’s Board of Directors.

The Board alters the composition of its committees.

In accordance with current legal provisions and with the amendment of the Articles of Association approved by the Combined General Meeting on April 24, 2014, the Group's France and European committees have respectively appointed Messrs. Pierre Victoria (a French national) and Pavel Pasa (a Czech national) as directors representing employees on the Board of Directors of Veolia Environnement.

These directors have been appointed for a term of four years with effect from October 15, 2014.

Taking these appointments into account, the Board of Directors is now composed of 16 directors and of one non-voting director (“censeur”).

At its meeting on November 5, the Board of Directors also decided to alter the composition of its committees and to appoint the following additional members:

•	in the case of the Compensation Committee: Ms. Marion Guillou and Mr. Pierre Victoria;
•	in the case of the Accounts and Audit Committee: Mr. Pierre Victoria;
•	in the case of the Research, Innovation and Sustainable Development Committee: Mr. Pavel Pasa.

.....

Veolia group is the global leader in optimized resource management. With over 187,000 employees* worldwide, the Group designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, the group Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 54 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia Environnement (listed on Paris Euronext: VIE and NYSE: VE) recorded consolidated revenue of €23.4 billion* in 2013. www.veolia.com

(*) 2013 pro-forma unaudited figures, including Dalkia International (100%) and excluding Dalkia France. Excluding Transdev employees and revenue currently under divestment.

Contacts

Media Relations Laurent Obadia Sandrine Guendoul Stéphane Galfré Tel.: + 33 1 71 75 12 52 - sandrine.guendoul@veolia.com	Investors and Analysts Relations Ronald Wasylec - Ariane de Lamaze Tel.: + 33 1 71 75 12 23 / 06 00 Terri Anne Powers (United States) Tel.: + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2014

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer